Notes to Financial Statement

1. Organization and Nature of Business

Prior to January 1, 2020, HRT Financial LLC ("HRTF LLC") was owned 98% by Hudson River Trading LLC ("HRT") and 2% by RDC I, Inc. ("RDC"). On January 1, 2020, RDC's interests in HRTF LLC were distributed to the shareholders of RDC who then contributed those interests to HRT Capital LLC ("HCAP"). HCAP then contributed its interests in HRTF LLC to HRT so that on January 1, 2020, HRT became the 100% owner of HRTF LLC.

On November 1, 2020, HRTF LLC converted from a Delaware limited liability company to a Delaware limited partnership and changed its name to HRT Financial LP ("HRTF" or the "Partnership"). On November 1, 2020, HRT contributed 2% of its ownership interests in HRTF to its wholly owned subsidiary, HRT GP LLC, who became the 2% owner and general partner of HRTF (HRT and HRT GP LLC, collectively, the "Partners"). There were no material changes to HRTF's business operations or activities as a result of this.

HRTF is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Securities Investor Protection Corporation ("SIPC") and is licensed to transact on various exchanges. The Partnership acts as a dealer in securities and is a market maker on various exchanges. The Chicago Board Options Exchange is HRTF's designated examining authority.

HRTF provides liquidity to financial markets and trades financial instruments utilizing a proprietary electronic trading system. The Partnership is managed and operated as one business. Accordingly, the Partnership operates under one reportable segment. HRTF self-clears United States ("US") equity securities and clears its remaining trading activity through unaffiliated clearing firms on a fully disclosed basis using clearing agreements.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the Statement of Financial Condition. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash maintained at three US banks. HRTF defines cash equivalents as short-term highly liquid interest bearing investments with original maturities at the time of purchase of three months or less. At December 31, 2020, cash and cash equivalents primarily included cash in bank deposit accounts.

Collateralized Agreements and Financings

In accordance with Accounting Standards Codification ("ASC") 860, *Transfers and Servicing,* Securities borrowed and securities loaned transactions are collateralized financing arrangements that are recorded at the amount of cash collateral advanced or received. In these transactions, HRTF receives cash from the borrower of the securities, or deposits cash with the lender of the securities. The Partnership monitors the market value of securities borrowed and securities loaned on a daily basis with additional collateral obtained or refunded as necessary.

The Partnership enters into securities borrowed and securities loaned transactions as part of its normal course of business. The Partnership is generally permitted to repledge the securities borrowed and use them to deliver to counterparties to cover short positions, whereas securities loaned transactions help finance the Partnership's securities inventory.

The Partnership also enters into Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) as part of its normal course of business. These agreements are treated as collateralized financing transactions and are recorded at contract value plus accrued interest, which approximates fair value. The Partnership's custodian takes possession of the underlying collateral securities with a fair value approximately equal to the principal amount of the repurchase transaction. For reverse repurchase agreements, the Partnership typically requires delivery of collateral with a fair value approximately equal to the carrying value of the relevant assets in the Statement of Financial Condition. The Partnership does not net securities purchased under agreements to resell transactions with securities sold under agreements to repurchase transactions entered into with the same counterparty. These agreements are collateralized by US government obligations.

Interest income and expense incurred from the transactions described above are recorded in income.

2. Summary of Significant Accounting Policies (continued)

The Partnership has a fully committed line of credit of $100.0 million with a US bank (the "Lender"). The Partnership also maintains an uncommitted line of credit of $200.0 million with the Lender. All borrowings are fully collateralized with securities pledged to the Lender. As of December 31, 2020, the Partnership did not have any borrowings under these two lines of credit.

Fair Value Measurements

Financial instruments owned, at fair value and Financial instruments sold, not yet purchased, at fair value are carried at fair value on a recurring basis with changes in fair value recognized in income under various accounting literature and principally applicable industry guidance, such as ASC 940, *Financial Services – Brokers and Dealers* ("ASC 940"), ASC 815, *Derivatives and Hedging* ("ASC 815") and ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"). ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and determines disclosure requirements associated with the use of fair value requirements.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Listed equity securities, listed equity options, US government obligations, and listed futures contracts are priced electronically at the closing price published by the listing exchange or clearinghouse, as applicable. Foreign exchange spot rates are obtained via Reuters daily. HRTF has policies and procedures to evaluate its pricing methodology and pricing sources.

The changes in fair value of the Partnership's algorithmically traded financial instruments above are recorded in income.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased, at Fair Value

The Partnership records Financial instruments owned, at fair value and Financial instruments sold, not yet purchased, at fair value including related trading gains and losses and related expenses on a trade date basis. Amounts receivable and payable for financial instruments transactions that have not reached their contractual settlement date are recorded, respectively, in the Statement of Financial Condition under Receivable from and Payable to broker-dealers, exchanges and clearing organizations.

2. Summary of Significant Accounting Policies (continued)

Financial instruments sold, not yet purchased, at fair value include obligations to purchase financial instruments at a future date. Such obligations have market risk to the extent subsequent market fluctuations may require the Partnership to repurchase such financial instruments at prices in excess of the market value reflected in the Statement of Financial Condition.

Revenue Recognition

Trading gains consist of revenues related to net realized and unrealized gains and losses on financial instruments resulting from the Partnership's algorithmic trading strategies. Trading gains are recognized on a trade date basis.

Interest income and interest expense are accrued in accordance with contractual rates. Interest income consists of income earned on collateralized financing arrangements, cash held by banks and brokers and Financial instruments owned, at fair value. Interest expense consists of interest expense from collateralized transactions, margin and related short-term lending facilities and Financial instruments sold, not yet purchased, at fair value. Dividends are recorded on the ex-dividend date, and interest is recognized on an accrual basis.

Commissions, Execution, Clearance and Other Transaction Related Expenses

Commissions, execution, clearance and other transaction related expenses include fees charged by third-party clearing brokers, transactional fees charged by exchanges, regulatory fees and other transactional-based fees incurred in the normal course of business. Such expenses are recorded on a trade date basis.

Remeasurement of Foreign Currencies

Assets and liabilities denominated in currencies other than the entity's functional currency are remeasured at the rates of exchange prevailing at the close of business at the Statement of Financial Condition date with resulting gains and losses reflected in income. Transactions in currencies other than the entity's functional currency are recognized at the rates of exchange prevailing at the dates of the transactions. Gains and losses resulting from such transactions are included in income.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Partnership and the Partners are disregarded entities for U.S. tax purposes. Therefore, no provision has been included in the Statement of Financial Condition for U.S. federal, state, or city income taxes, or for income taxes in other relevant jurisdictions.

As of December 31, 2020, HRTF determined that it has no uncertain tax positions, interest or penalties as defined within ASC 740, *Income Taxes* ("ASC 740"), and accordingly, management has concluded that no additional ASC 740 disclosures are required.

3. Receivable from and Payable to Broker-Dealers, Exchanges, and Clearing Organizations

At December 31, 2020, Receivable from and Payable to broker-dealers, exchanges and clearing organizations primarily represents amounts for unsettled trades, securities failed to deliver, deposits of cash or other short-term financial instruments held by other clearing organizations, cash held by broker-dealers, open equity in futures transactions, rebates receivable from broker-dealers and exchanges, debit balances, fees and commissions payable, and securities failed to receive.

Amounts Receivable from and Payable to broker-dealers, exchanges, and clearing organizations at December 31, 2020, consist of the following:

(in thousands)

	Receivable	Payable
Clearing organizations	$ 69,319	$ 11,491
Broker-dealers and exchanges	2,445,575	37,635
Clearing organizations for unsettled trades	-	75,018
Clearing organizations for securities failed to receive	-	14,640
Clearing organizations for securities failed to deliver	82,062	-
	$ 2,596,956	$ 138,784

Included within Receivable from broker-dealers, exchange, and clearing organizations are required deposits of $73.7 million that fluctuate based on each day's trading activity.

4. Fair Value Measurement

ASC 820, *Fair Value Measurement and Disclosures ("ASC 820")*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: These are inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities that HRTF has the ability to access at the measurement date.

Level 2: These are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: These are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include HRTF's own data.

For a description of the valuation basis used by the Partnership in valuing its Financial instruments owned, at fair value and Financial instruments sold, not yet purchased, at fair value, refer to Note 2.

4. Fair Value Measurement (continued)

The following table presents HRTF's fair value hierarchy for those Financial instruments owned, at fair value and Financial instruments sold, not yet purchased, at fair value on a recurring basis, as of December 31, 2020:

(in thousands)
Assets

| Description | Total | | Fair Value Measurement | | |
		Level 1	Level 2	Level 3
Equities	$ 5,209,257	$ 5,209,257	$ -	$ -
Options	165,755	165,755	-	-
US government obligations	201,675	201,675	-	-
Total financial instruments owned, at fair value	$ 5,576,687	$ 5,576,687	$ -	$ -

Liabilities

Description	Total		Level 1	Level 2	Level 3
Equities	$ 3,845,933	$ 3,845,933	$ -	$ -
Options	174,006	174,006	-	-
US government obligations	273,933	273,933		
Total financial instruments sold, not yet purchased, at fair value	$ 4,293,872	$ 4,293,872	$ -	$ -

Certain instruments may be classified within Level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. For those instruments that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used. As of and during the year ended December 31, 2020, HRTF did not hold any financial instruments that met the definition of Level 3.

US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the balance sheet or measured at fair value on a recurring basis are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk.

These instruments include Cash equivalents, Securities borrowed, Securities purchased under agreements to resell, Receivable from broker-dealers, exchanges and clearing organizations, Other assets, Due to affiliates, Payable to broker-dealers, exchanges and clearing organizations, Securities loaned, Securities sold under agreements to repurchase, and Accounts payable and accrued liabilities. Cash equivalents are considered Level 1 financial assets while all other financial instruments mentioned above are considered Level 2.

5. Financial Instruments with Off-Balance Sheet Risk

The Partnership enters into options and futures contracts within its normal course of business. Such contracts are carried at fair value and have off-balance sheet risk. Unrealized gains and losses on these derivative contracts are recognized in income and represent the fair value of future cash flows.

The credit risk of futures contracts is limited since futures exchanges generally require the daily cash settlement of unrealized gains and losses on open contracts with the futures exchange. Futures contracts may be settled by physical delivery of the underlying asset, cash settlement on the settlement date or by entering into an offsetting futures contract with the futures exchange prior to the settlement date. The credit risk of options contracts is limited to the unrealized gains recorded in the Statement of Financial Condition.

The notional amounts of futures and options contracts reflect the contractual basis upon which daily mark to market calculations are computed and do not reflect the amount at risk. Unrealized gains or losses, rather than notional amounts, represent the fair value of future cash flows. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market volatility.

As of December 31, 2020, the Partnership held open options contracts with a fair value of $165.8 million included in Financial instruments owned, at fair value and a fair value of ($174.0 million) included in Financial instruments sold, not yet purchased, at fair value in the Statement of Financial Condition.

As of December 31, 2020, the gross notional amount of options contracts used for trading purposes was $5.0 billion on long positions held and ($4.4 billion) on short positions held.

As of December 31, 2020, the Partnership held open futures contracts with a fair value of ($2.6 million) included in Receivable from broker-dealers, exchanges and clearing organizations.

As of December 31, 2020, the gross notional amount of futures contracts used for trading purposes was $50.6 million on long positions held and ($606.6 million) on short positions held.

All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable. The Partnership does not apply hedge accounting as defined in ASC 815-10-15, *Derivatives and Hedging*, as all financial instruments are recorded at fair value.

Exposure to market risk is managed in accordance with risk limits set by senior management, and by buying or selling instruments or entering into offsetting positions.

Notes to Financial Statement (continued)

6. Collateralized Transactions

The Partnership is permitted to sell or repledge securities received as collateral and use these securities to secure repurchase agreements, enter into securities lending transactions or deliver these securities to counterparties or clearing organizations to cover short positions. At December 31, 2020, substantially all of the securities received as collateral have been repledged. The fair value of the securities received as collateral at December 31, 2020 is summarized in the table in Note 7.

Financial instruments owned and pledged, where the clearing organization has the right to repledge, at December 31, 2020 consisted of $3.04 billion of equity securities.

The following table presents the total gross balance of liabilities recognized in the Statement of Financial Condition for securities lending transactions by remaining contractual maturity of the agreements as of December 31, 2020:

(in thousands)

	Remaining Contractual Maturity of the Agreements				
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Securities loaned	$ 2,057,922	$ 1,000,000	$ -	$ -	$ 3,057,922
Securities sold under agreements to repurchase	1,048,853	-	-	-	1,048,853
	$ 3,106,775	$ 1,000,000	$ -	$ -	$ 4,106,775

HRT Financial LP

Notes to Financial Statement (continued)

7. Assets and Liabilities Subject to Netting

The Partnership manages credit exposure from certain transactions by entering into master securities loan agreements and collateral agreements with certain counterparties. The relevant agreements allow for the efficient closeout of transactions, liquidation and set-off of collateral against the net amount owed by the counterparty following a default. The Partnership does not net the amounts eligible for offsetting upon counterparty default related to these balances in the Statement of Financial Condition. The table below represents these assets and liabilities, which are subject to a netting arrangement upon the event of a default under the applicable master securities loan agreement, as of December 31, 2020:

(in thousands)

	Gross Amounts Recognized	Gross Amounts Offset on the Statement of Financial Condition	Net Amounts of Assets Presented on the Statement of Financial Condition	Gross Amounts Not Offset on the Statement of Financial Condition		Net Amount
				Financial Instruments	Cash Collateral Received	
Assets						
Securities borrowed	$ 1,860,262	$ -	$ 1,860,262	$ (1,796,512)	$ -	$ 63,750
Securities purchased under agreements to resell	21,000	-	21,000	(21,013)	-	(13)
	$ 1,881,262	$ -	$ 1,881,262	$ (1,817,525)	$ -	$ 63,737
Liabilities						
Securities loaned	$ 3,057,922	$ -	$ 3,057,922	$ (3,043,636)	$ -	$ 14,286
Securities sold under agreements to repurchase	1,048,853	-	1,048,853	(1,050,322)	-	(1,469)
	$ 4,106,775	$ -	$ 4,106,775	$ (4,093,958)	$ -	$ 12,817

8. Risks

HRTF's trading activities involve execution, settlement and financing of various trading transactions. These activities may expose HRTF to off-balance sheet credit and market risk in the event HRTF's clearing brokers are unable to complete a transaction.

As part of its normal brokerage activities, HRTF may sell financial instruments not yet purchased. Financial instruments sold, not yet purchased represent obligations of HRTF to deliver specified financial instruments at the contracted prices, thereby creating the liability to repurchase such financial instruments in the market at prevailing prices. These transactions result in off-balance-sheet risk, as HRTF's ultimate obligation to satisfy the sale of Financial instruments sold, not yet purchased, at fair value may exceed the amount recognized in the Statement of Financial Condition. Financial instrument positions are monitored on a daily basis to address the Partnership's risks as identified and described below.

8. Risks (continued)

Counterparty Credit Risk

In the normal course of business, certain of HRTF's financial instruments transactions, cash balances and security positions are transacted with several brokers and counterparties. HRTF is subject to credit risk to the extent any broker or counterparty with which it conducts business is unable to fulfill its contractual obligations to HRTF.

HRTF maintains its cash and securities in bank deposit and brokerage accounts, which, at times, may exceed federally insured limits or may not be insured. The Partnership is exposed to the risk that third parties will not perform their obligations and such third parties will owe the Partnership money, financial instruments or other assets. These parties may default on their obligations to the Partnership due to bankruptcy, lack of liquidity, operational failure or other reasons.

The Partnership has not experienced any losses due to such exposure and believes it is not exposed to any significant credit risk.

Market Risk

Market risk is the risk of loss resulting from adverse changes in market rates and prices, such as interest rates.

Concentration

For strategies that clear through brokers, HRTF is dependent on its current clearing brokers to execute its trading strategies and the replacement of these services could take a few months, thereby affecting the normal operations of the Partnership.

Foreign Currency Risk

A portion of HRTF's normal business activities are denominated in various currencies outside of HRTF's functional currency, which in turn creates foreign currency exposure.

9. Partners' Capital

In accordance with HRTF's limited partnership agreement, profits and losses are allocated to Partners according to their respective interests in the Partnership.

9. Partners' Capital (continued)

Partners have redemption rights which contain certain restrictions with respect to rights of withdrawal from HRTF as specified in its limited partnership agreement. The Partnership is also subject to the restriction of withdrawals of capital as outlined in Rule 15c3-1 of the Securities Exchange Act of 1934.

10. Transactions with Affiliates

HRTF has an agreement with HRT that covers support services provided by HRT employees, non-fixed compensation for such employees, income taxes related to HRTF's net profits, fixed expenses, and office space utilized by HRTF. Fixed expenses allocated in connection with providing support services include, but are not limited to fixed compensation, technology, telecommunications, and market data costs. Direct expenses incurred by HRTF are not subject to the allocations. As of December 31, 2020, payables from this agreement due to HRT make up substantially all of the $18.8 million of payables recorded in Due to affiliates on the Statement of Financial Condition.

11. Guarantees

ASC 460, *Guarantees ("ASC 460")*, requires HRTF to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications/Other Guarantees

In the normal course of its business, HRTF indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with providing services to the Partnership. The maximum potential amount of future payments that HRTF could be required to make under these indemnifications and guarantees cannot be estimated. However, HRTF believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications.

12. Commitments and Contingencies

HRTF may be named as a defendant in certain litigation, arbitrations and regulatory actions arising out of its activities as a broker dealer in financial instruments. Management believes that as of December 31, 2020, that HRTF is not subject to any litigation, arbitration, or regulatory action that requires accrual to be made in accordance with ASC 450, *Loss Contingencies*.

The Partnership is a member of two clearinghouses that clear and/or settle securities. Associated with one of its memberships, the Partnership posts collateral to secure its settlement obligations.

In the event of systemic or counterparty failure, a clearinghouse will follow its close out and loss allocation procedures as detailed in its rules and the Partnership may be required to share in any losses. Any potential contingent liability under these membership agreements cannot be estimated. The Partnership has not recorded any contingent liability in the Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements related to a systemic or counterparty failure is remote.

13. Regulatory Requirements

HRTF is subject to the SEC Rule 15c3-1 which requires the maintenance of minimum net capital. HRTF has elected to use the alternative method, permitted by the Rule, which requires that it maintain minimum net capital (as described in the Rule), equal to the greater of $1.0 million or 2% of aggregate debit balances (as described in the Rule). At December 31, 2020, HRTF had net capital of $937.6 million which exceeded its minimum requirement of $1.0 million by $936.6 million.

The Partnership self-clears its trading activities in US equity securities, and is therefore subject to SEC Rule 15c3-3. However, at December 31, 2020, and throughout the year, HRTF did not carry securities accounts for third-party customers or perform custodial functions related to third-party customer securities. Consequently, at December 31, 2020, there are no amounts required to be reserved in accordance with SEC Rule 15c3-3.

Proprietary balances, if any, held at HRTF's clearing brokers are considered allowable assets for net capital purposes, pursuant to agreements between the Partnership and the clearing brokers.

Notes to Financial Statement (continued)

14. Subsequent Events

HRTF has performed an evaluation of subsequent events through February 26, 2021, which is the date the Statement of Financial Condition was available to be issued. There have been no material subsequent events that occurred during such period that would be required to be recognized in the Statement of Financial Condition as of and for the year ended December 31, 2020.

While the spread of the SARS-CoV-2 virus continues to cause economic uncertainties, based on the Partnership's assessment of its business, its counterparties and vendors, the Partnership does not anticipate any significant negative implications as a result of this pandemic.